Filed by Concord EFS, Inc.

Subject Company – Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data Corporation and Concord EFS, Inc. will be filing an amended proxy statement/prospectus with the Securities and Exchange Commission (SEC) and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE AMENDED PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data and Concord, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended proxy statement/prospectus, when it becomes available.

Notice to Investors, Prospective Investors and the Investment Community

Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger of First Data Corporation and Concord EFS, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging First Data/Concord’s comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any First Data/Concord’s systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord’s public filings with United States Securities and Exchange Commission.

* * *

A replay of the following conference call will be available beginning on December 16, 2003 and continuing through 5:00 p.m. EST December 19, 2003 by calling 800.333.1859 (U.S.) or 402.220.0205 (international).

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL INVOLVING CHARLES T. FOTE OF FIRST DATA

CORPORATION AND RICHARD P. KIPHART OF CONCORD EFS, INC. ON MONDAY, DECEMBER 15, 2003

Operator: Good morning, thank you for standing by. At this time, all participants are in a listen-only mode. After the presentation, we will conduct a question and answer session. To ask a question, please press *1. Today’s conference is being recorded. If anyone has any objections, you may disconnect at this time. Now I will turn the meeting over to Mr. David Banks, senior vice president of Investor Relations. Mr. Banks, you may begin.

David Banks: Thank you operator. Good morning and welcome everyone. We appreciate everyone on the call joining us on short notice here. With me today is Charlie Fote, Chairman and Chief Executive Officer of First Data, and also joining us is Dick Kiphart, Chairman of Concord EFS. Today’s call is being recorded. Our press release is available on our website at www.firstdata.com. I want to remind you that our comments today include forward-looking statements and I ask that you refer to this morning’s press release.

All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording, replay or distribution of any transcription of this call is prohibited without the express written consent of First Data.

This communication is not a solicitation of proxy from any security holder of First Data or Concord EFS. As necessary, the companies will be filing an amended proxy statement/prospectus with the SEC to be mailed to security holders and other relevant documents concerning the proposed merger of Concord with a subsidiary of First Data Corporation. For a complete version of the non-solicitation language, please refer to the press release that was distributed this morning.

I hope you’ve had a chance to see that press release announcing new developments related to our planned merger with Concord.

Charlie will provide some brief comments regarding both the DOJ settlement and the new valuation. Mr. Kiphart will make some brief statements from a Concord point of view. Then we’ll open it up for your questions. Charlie.

Charlie Fote: Thanks David. Good morning everyone.

I’m very pleased to provide you with an update to our pending merger with Concord. If you’ve had a chance to review our press release, you’ll note that there are two separate actions we’re announcing today. Both of those actions ultimately resolve a number of unknowns that have been standing in the way of completing this transaction.

I know there’s been lots of speculation on what would happen with this transaction over the last few months. By the way of introduction, let me just assure you that we believe our actions and the timing of those actions has created benefit for our shareholders – both in the short term and for sure in the very long term. And since current Concord shareholders will ultimately be First Data shareholders, let me just assure you also that we have taken actions here with your interests in mind as well.

I’ve said this on multiple occasions in the past and still believe it today: The best thing for both sets of shareholders is to combine these two companies. We will absolutely create value in the payments system that will benefit merchants, banks and consumers.

Now, a little detail.

First, we have reached a proposed settlement with the Department of Justice. I say “proposed” because the final judgement will need approval from Judge Collyer. The eight states and the District of Columbia, which joined the DOJ in its opposition will also have to approve the settlement.

The proposed settlement calls us to divest our ownership stake in the NYCE Corporation. It requires us to keep separate the NYCE business until we complete the sale. The DOJ has agreed to provide us up to 8 months to complete this divestiture. Justice also must approve the sale once we have a buyer.

I want to thank Hugh Pate, Assistant Attorney General for antitrust at the Department of Justice, and his senior staff for their efforts over the past 48 hours. Without the late nights and very concentrated focus this deal would not be where it is today. In the meantime, we will continue operating NYCE from a transactional standpoint consistent with today’s high-quality operations.

One side note here. I want to thank Dennis Lynch and his team and all the employees of NYCE for everything they’ve done to make First Data a very strong player in the on-line debit space.

Secondly, you’ll see that both boards of directors have agreed to a new valuation based on an exchange ratio. Upon completion of the deal, Concord shareholders will now receive 0.365 shares of First Data common stock for every share of Concord common stock. As a result, once the merger is complete, Concord shareholders will hold approximately 19% of the combined entity. These revisions and the settlement with Justice is a fair deal for both sets of shareholders.

Finally, cost savings as announced earlier will be adjusted.

You know First Data. We give you the best visibility into the information we have at any given point in time. You also know that we are very cost conscious at First Data and are always looking for ways to create efficiencies in the marketplace. So, I’d tell you this new number is realistic, and we’ll do everything to even exceed the number.

Now, let me turn it over to Dick Kiphart for a couple of comments before we take questions.

Dick Kiphart: Thanks Charlie. First, let me reiterate what I said back in April when we first announced this transaction. We are pleased to be part of this great combination. It’s a union of two companies with proven strengths. We operate the largest PIN-based on-line debit network in the U.S., and we offer the strength of proven brand names in the ATM business in STAR and MAC, with broad and significant customer relationships at the point of sale.

It’s been a challenging eight months, but ultimately, I think we’ve reached the right point.

We believe the change in exchange ratio addresses the Department of Justice issues.

What we received in exchange is a certainty that this deal will close without any other hindrances. The other good news here is that we can now actively step up the integration activity that we’ve had to put on hold since late October. From an operational and competitive standpoint, that’s absolutely critical.

So, we look forward to getting this transaction completed and getting on with the business of competing in this very exciting marketplace.

Charlie is a consummate partner, and we’ve created something great in the payments industry.

With that, I’ll now turn it back to Charlie.

Charlie Fote: Thanks Dick. Speaking of partnerships, I think you’ve been a great partner to us throughout this effort as well.

One thing before I turn it back to David for Q&A.

Our current anticipation is that the deal will close sometime in the first quarter. Our best guess on closing will be between mid February and mid March. So stay tuned for the closing. David.

David Banks: Thanks Charlie. Operator…

Operator: Yes.

David Banks: We’d now like to open up the call for any questions please.

Operator: Thank you. We will now begin the question and answer session. If you would like to ask a question, please press *1, you will be prompted to record your name. To withdraw your request, press *2. One moment please for the first question.

Charlie Fote: Operator, I’d just like to let everyone know I’ve just been handed a note that says the states have joined the settlement with the DOJ, so that’s been concluded.

David Banks: Go ahead.

Operator: Mr. Adam Frisch with UBS, you may ask your question.

Adam Frisch: Thanks, good morning. Charlie, you’ve been pretty adamant in recent months about not divesting NYCE, because you need to have access to their member bank DDA accounts. Can you discuss the terms of the divestiture, specifically focusing on this issue and any non-compete arrangement?

Charlie Fote: I want to wait until we have the sale done, but there are different ways and different methods and different relationships that can allow us to get to those 50 million accounts in the Northeast. I’d just like to leave it there.

Adam Frisch: Okay, secondly, can you talk about reasons why the potential cost savings are now lower than your original projections? Obviously, the NYCE divestiture has something to do with that, but more importantly, provide additional color on the impact of both revenue and EPS in ‘04 and ‘05 after the bank losses are in effect?

Charlie Fote: It will be part of the earnings call or meeting in New York on February…

David Banks: February 3.

Charlie Fote: February 3, Adam.

Adam Frisch: Okay, great. Last question, any remaining hurdles we need to get through before the merger does in fact close. Do you need to submit new documents to the SEC or shareholder votes or anything like that?

Charlie Fote: Concord has a new proxy. We’ll have a joint, what do you call it Mike?

David Banks: S-4

Charlie Fote: S-4. We’ll be in registration, and Concord needs to get shareholder vote. We don’t think we need to get shareholder vote under Delaware law. We’re checking with the New York Stock Exchange to make sure we don’t need to get a vote there.

Adam Frisch: Great. Thank you.

Charlie Fote: You’re welcome.

Operator: Mr. David Togut with Morgan Stanley, you may ask your question.

David Togut: What’s the chances of renewing the large STAR member banks given the delay in deal closure and the approaching deadlines for those contracts at the end of ‘04. And have you changed any of your assumptions on the price of those renewals given the recent losses of Wells Fargo and Wachovia?

Charlie Fote: Listen I’m sitting on the STAR side. I’ll let Dick comment on that.

Dick Kiphart: Well, we’re working very hard to address all those banks. We’re talking to them daily and think with a combined organization that we’re going to be a lot more competitive.

David Togut: Can you shed a little bit of light on how those discussions have gone in terms of what the large STAR member banks were waiting for? Was it just really resolution on this merger? Was it up front incentive payments? Can you open a window for us if you will?

Dick Kiphart: I’m sure you know the industry is always changing. We have daily dialogue with these accounts. Obviously, they’re well aware of the merger. And I think all the things you say are part of the packages we’re presenting to them, the economics, relationship. All of the above.

David Togut: Are there any large STAR member bank contracts you expect to have resolution on in the near term?

Dick Kiphart: No. I can’t think of anything that’s absolutely pending out there that is new. I think you’re aware of most of the things that have transpired. It’s a daily thing.

David Togut: Okay, thank you.

Operator: Mr. Greg Gould with Goldman Sachs, you may ask your question.

Greg Gould: Thanks. Charlie, to go back to the degrees of freedom you have in operating or working with NYCE. Will you be able to co-brand cards, or will you be able to get access to those accounts in a low-cost way?

Charlie Fote: Let me tell you what you have here. You have the requirements from the Department of Justice. Those two documents as far as I know will be public. You’ll be able to read those in detail and make your analysis on the documents themselves. From a self standpoint, or a divestiture standpoint, deals, or, what the deal will look like going forward have not been negotiated at all. All we have focused on to date is the documents that you’ll read. What you see, what’s in the public is what’s been done to date.

Greg Gould: Would any of those different options reduce the potential value of selling NYCE or the purchase price or sale price of NYCE?

Charlie Fote: Read the documents and you’ll see that they hold separate, for sure, says that we will make sure that NYCE continues to be very viable in the business in which they operate.

Greg Gould: Okay, and one last question. Now the hurdles that still remain for the deal closing would be Concord shareholder vote and now it sounds like just the judge approving the transaction. Is that correct, now that the states have agreed?

Charlie Fote: Yes, basically that’s right.

Greg Gould: Great, thank you.

Charlie Fote: You’re welcome

Operator: Mr. Jim Kissane with Bear Stearns, you may ask your question.

Jim Kissane: What changed since a few months ago when the DOJ initially blocked the transaction? [inaudible] you had a strong [inaudible] Again, you were very adamant that you would not sell NYCE. [inaudible] I know there was a lot of pressure on you, but I’m trying to get a sense strategically what changed?

Charlie Fote: Pluses and minuses in the risks of doing the deal like in the last part of the year savings, but also in the different ways to accomplish what we need to accomplish at First Data in the payments system [inaudible]. And I’ll just leave it there until we see what happens over the next [inaudible].

Jim Kissane: If I can get one last question. The change in financial terms, does that reflect the divestiture of NYCE or the lost market share of STAR over the past couple of months.

Charlie Fote: I would tell you, you have to look at everything in total. That includes the complications we’ve had in the last 48 hours.

Jim Kissane: Thanks, Charlie.

Charlie Fote: You’re welcome.

Operator: Mr. Dirk Godsey of JP Morgan, you may ask your question.

Dirk Godsey: Thank you, good morning guys. Looks like about a 9% price cut here pretty much. I just answered Jim’s question about whether there’s some other factors at work there. Looks like it puts about a $700 million valuation on NYCE. Are there some financial metrics for NYCE or any valuation benchmarks we need to know about that might trigger a loss on sale or some payments to minority investors, etc. as you try to close this over the next eight months?

Charlie Fote: I’m not going to comment on what you just said other than I don’t know where you got the assumed value of that asset or our ownership in that asset. I don’t know if Jim asked for confirmation of that, but if he did [inaudible]

Dirk Godsey: I was wondering if there was any valuation benchmarks related to whether it’d be a loss on sale or some payments to minority investors in NYCE, etc. or whether there are some minimum hurdles here financially that you need to clear for this to work out in First Data’s favor.

Charlie Fote: [inaudible]

Dirk Godsey: Okay, just one last question here. In re-reading the transcript on the way out to DC last night, lot of discussion in the last merger call talking about how First Data’s bank centric strategy should help in resigning key STAR banks, etc. Given the intention now to sell NYCE, I was wondering if you had any thoughts Charlie on how that might influence the STAR renewals once this deal is closed?

Charlie Fote: I’m not going to comment on that side, but I will comment on this. We are strong on the merchant side of the business. Our merchant acquiring partners are bank customers, so when we talk about bank centric, somehow that’s gotten into the marketplace that we’re cardholder focused, and not merchant focused. I’ve heard some coming up to this trial that says we are not merchant focused. We are very well balanced in the payment system. We’ve always been well-balanced. As I’m on this call, now that I’m thinking of it as I’m talking, I want to make sure everyone knows we’re partners with the associations. Believe it or not, we’re one of their largest customers. We are partners with our banks on the merchant side and we are very strong on the cardholder side. So when you look at the total payment system, this company has its fingers into the networks of every brand in a way that’s beneficial to merchants and consumers. And because of our size and the efficiencies we get in the payment system, I think we help make everyone very competitive so the dispute we had is now settled, but for sure I don’t want anyone to think our partnerships from a bank centric standpoint are leaning one way or the other.

Dirk Godsey: Okay, thanks Charlie. Good luck.

Operator: Mr. Bryan Keane from Prudential, you may ask your question.

Bryan Keane: Hi. Good morning. I just wanted to follow-up on an earlier question. If you look at the deal and some of your earlier comments, Charlie, you were pretty emphatic about the importance of NYCE, and you were not willing to get rid of it. What did change? Was it the board meeting on Wednesday that changed your mind, or did something else happen, or were you just trying to for negotiation reasons to make look NYCE pretty material?

Charlie Fote: Everything’s in total here. You’ve got the NYCE values, you have the Department of Justice value, you have the shareholders on the other side, you have our First Data shareholders as of today. Everything gets stirred up in a bucket, and you come up with the best solution. I think that’s what we did here.

Bryan Keane: Going into the board meeting, did you have intentions that you would divest NYCE, or was it just at the board meeting? I’m just trying to get the timing of this.

Charlie Fote: Bryan, I’m not going to discuss [inaudible] as far as the board meeting goes.

Bryan Keane: Let me just ask you then on the processing relationships you have with the NYCE banks like Citi and Chase, do those change at all as a result of the deal?

Charlie Fote: I’ve commented on the public documents. Read those. Nothing’s happened on the sale of NYCE. So just read your public documents. That’s what’s out there. I told you we have the public data on this deal. It wasn’t different than what you’ve read. Now I’m going to start up on these public documents. It’s no different than what you’re going to read. Okay?

Bryan Keane: Okay, thanks.

Charlie Fote: You’re welcome.

Operator: Mr. Dris Upitis with CSFB

Dris Upitis: Hi, it’s Dris. You’ve lowered your expected cost savings estimate by about $25 million and also pushed that out a year. Can you just give a sense for the NYCE cost savings that were implicit in the original $230 [million] target. Is it right to assume that it was a little bit bigger than the $25 million there?

Charlie Fote: You know, Adam, I want to do that, I mean Dris rather, I want to do that in February. But let me give you there’s more variables than just the cost savings of NYCE. There’s the timing of the close for one, right? There’s the cost savings because we don’t have all the volume we would have had in certain environments. But you’ve got to remember for the NYCE transactions that are captured at the point of sale, we still have that business coming from the point-of-sale devices, so there’s a mix and match. Timing and the synergies from NYCE would be the two major components of the change.

Dris Upitis: Okay, and at this point do you think that the cost savings that you’re talking about are basically what you expect from the merchant synergies, or is there anything as you bring STAR on that should be additional cost savings as well?

Charlie Fote: Some of the cost savings in our original numbers had more than just that in them and some of those will be [inaudible].

Dris Upitis: Last question—any sense for your capacity to make other acquisitions in the merchant space, any sense from your conversations with Justice post this deal?

Charlie Fote: The deal that was settled here with the DOJ, the complaint was mainly focused on the NYCE transaction, so that’s where I’ll leave that.

Dris Upitis: Okay, thanks.

Operator: Mr. Pete Swanson with Piper Jaffray, you may ask your question.

Pete Swanson: Good Morning. Charlie, could you tell me a little bit about your plans for the Concord merchant portfolio and the preliminary thoughts of how you’ll deal with that within the First Data family, if you’re going to allocate contracts to different alliances, etc. Just overall thoughts please.

Charlie Fote: There are 100… We’ve got some background noise operator here. There are 119 initiatives, last count, involved in the integration plan. One of those initiatives for sure involves the movement and the handling of the merchants from the payments side of the Concord business. This transaction or these two transactions, the settlement and the re-do here, will allow us to get cranked back up where we can as it relates to integration, and we have solutions for the merchant portfolio and we’ll just restart those solutions. For sure the plan was to move, and I won’t give you the break out until it’s done. The plan is to move those merchants into a merchant alliance program as we have with other portfolios that we’ve purchased over time.

Pete Swanson: OK, thank you.

Charlie Fote: You’re welcome.

Operator: Mr. Craig Peckham, you may ask your question. With Jefferies and Company.

Craig Peckham: Hi, just a clarification. Charlie, you mentioned that the NYCE divestiture has 8 months I guess. What’s the start date? When does the clock tick on that, when the deal closes?

Charlie Fote: Right about now.

Craig Peckham: Okay.

Charlie Fote: You’ll see that in the documents is what I’m saying. If I’m off, I’m off days here, not months.

Craig Peckham: Okay. Secondly, can you give us an update as to where both companies stand with respect to the buybacks? I guess I’m most interested in what kind of constraints there are on share repurchases between now and deal closing on both sides.

Charlie Fote: I’ll give you the First Data side the best I can. We’ve got this conference call today, usually we have some restrictions on ourselves just because of conference calls. Come January 1st, we stop because First Data’s earnings are done by the 2nd on the first flash, so for sure we’ve always been out of the market then. So if there’s any opportunities for us that we want to take advantage of, and based on what happens over the next few days, it would be a very short period of time, between now and the end of the year. That’s what would be available to us.

Dick Kiphart: And no Concord.

Charlie Fote: And Concord, Dick will answer that.

Dick Kiphart: Concord is doing no buyback at this point and will not.

Craig Peckham: Okay Thanks.

Charlie Fote: You’re welcome.

Operator: Chris Penny, with Friedman, Billings and Ramsey. You may ask your question.

Chris Penny: Thank you. In the past Charlie, you’ve been precluded from buying merchant portfolios because of the pending merger, can you talk about your activity there over the next couple quarters? Thank you.

Charlie Fote: Upon closing, I believe, the handcuffs are off, and we’ll go ahead and do what’s appropriate here from a continued growth. You know we’ve always had the value of adding new merchants from knocking on doors, and the value of buying portfolios, about the same cost to us from an economic standpoint. And I would anticipate we’ll be back doing it.

Chris Penny: So upon closing then, with the addition of all the merchant business from Concord, is it safe to say you would be at a slower pace maybe in buying portfolios, or kind of at the same pace as before?

Charlie Fote: You’ve got to remember the merchant business, our attrition rate by owning a bunch of merchants is no different, plus or minus, it depends on the alliance, but it’s no different than competing with alliances or merchant portfolios that we don’t own. This business is a sales game. I don’t know if we’ve given all the numbers out publicly, but assume that we’re going to sign 3 or 400,000 merchants again, and you know what our net merchant count is every year, so it’s a plus or minus gain. I think that will continue to be the way it is, so where there is opportunities out there from buying or selling, we’ll be in the market.

Chris Penny: OK, thank you very much.

Operator: Mr. Don McArthur with Stifel Nicolaus, you may ask your question.

Don McArthur: Good Morning. Is there any change in the amount of the charge associated with the transaction or how much of the cost will be amortized?

Charlie Fote: That was a good question, hold on a second. There will be a change in the intangibles and we will share that in the S-4. That would be the major change, I can’t think of anything else.

Don McArthur: Alright, thank you.

Charlie Fote: You’re welcome.

David Banks: Operator, let’s make this next one the last one please.

Operator: Our last question comes from Mr. Robert Dodd with Morgan Keegan, you may ask your question.

Robert Dodd: A couple of questions. Have you made any agreements with the DOJ regarding STAR’s network routing rules?

Charlie Fote: What’s in the documents, the public documents, that’s the deal. Okay?

Robert Dodd: Okay. And then on the cost savings, you have taken them down from $230 to $205 [million]. I keep coming back to this point, but do we need to also exclude NYCE’s $25-$30 million in op profit on top of that or is that embedded within the adjusted cost savings.

Charlie Fote: I don’t know where you got the profit number. I would tell you—

Robert Dodd: Estimate.

Charlie Fote: We will firm up the projections in that February meeting. I don’t want t make any comments off schedule.

Robert Dodd: Okay. And are you going to be – just a nitpicky question – are you going to be accounting for NYCE as a discontinued op in Q4?

Charlie Fote: Probably, but stay tuned.

Robert Dodd: Okay, thank you.

David Banks: Thanks operator. We don’t have time for anymore questions at this time.

Charlie Fote: Thanks everyone, we’ll keep you posted. The next 60 days should be pedal to the metal. And we’ll be talking at the end of January, beginning of February, I guess it’s February…

David Banks: February 3rd is the date.

Charlie Fote: February 3rd, and then we’ll talk to you at the quarter end. So thanks a lot, make it a great day.

Dick Kiphart: Thanks.